Exhibit 99.1

VisionChina Media Provides Update on Sale of Subway Mobile TV Advertising Business

BEIJING, July 22, 2016 /PRNewswire/ -- VisionChina Media Inc. ("VisionChina Media" or the "Company") (Nasdaq: VISN), China's largest out-of-home digital television and advertising network on mass transportation systems and the leading provider of urban mass transit Wi-Fi, today provided an update on the proposed sale of the Company's subway mobile TV advertising business to Ledman Optoelectronic Co., Ltd. ("Ledman")("the Transaction"), a company listed on the Shenzhen Stock Exchange ("SSE") (stock code: 300162).

On July 22, 2016, Ledman advised the Company that it had submitted to the China Securities Regulatory Commission ("CSRC"), an application for suspension of the Transaction pending uncertainties surrounding government regulatory policies pertaining to foreign-listed Chinese companies relisting in China's domestic stock market.

Consummation of the Transaction remains subject to requisite approvals of the relevant parties and regulatory clearance by the CSRC. There is no assurance that these approvals and the regulatory clearance will be obtained within any expected time frame, or can be obtained at all.

For further details of the Transaction, please refer to public announcements made by Ledman, which are available at www.sse.com.cn, the official website of the SSE.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2015, VisionChina Media's advertising network included approximately 97,757 digital television displays on mass transportation systems in 18 of China's economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming.

In addition, VisionChina Media, through its consolidated affiliate Qianhai Mobile, has secured exclusive concession rights for bus Wi-Fi services in 30 cities across China, including Shanghai, Shenzhen, Guangzhou and Tianjin, covering approximately 80,000 buses. Currently, Qianhai Mobile provides free Wi-Fi Internet services on over 30,000 buses under the brand name "VIFI," with approximately 10 million registered users. For more information, please visit http://www.visionchina.cn.

About Ledman Optoelectronic Co., Ltd.

Ledman Optoelectronic Co., Ltd., a professional and leading manufacturer in China LED industry listed on the Shenzhen Stock Exchange (300162.SZ), is committed to developing, manufacturing and marketing high quality, high brightness LED components, energy efficient LED lighting products, and indoor & outdoor LED displays. Ledman's core business covers LED display, LED lighting, LED components, LED energy saving and LED media.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Ms. Shuning Yi
Investor Relations Department
VisionChina Media Inc.
Tel: +86 134-2090-9426
E-mail: shuning.yi@visionchina.cn

In the United States:
The Piacente Group, Inc.
Mr. Don Markley
Tel: +1 212-481-2050
E-mail: visionchina@tpg-ir.com